QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the second quarter ended June 30, 2020

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019

Revenues and Other Income

Operating revenues, net of royalties (note 3)	4 229	10 071	11 620	19 054

Other income (note 4)	16	27	381	441

	4 245	10 098	12 001	19 495

Expenses

Purchases of crude oil and products	1 419	3 286	4 599	5 907

Operating, selling and general (note 10)	2 156	2 799	5 123	5 631

Transportation	329	361	665	697

Depreciation, depletion, amortization and impairment (note 11)	1 522	1 513	5 668	2 975

Exploration	25	76	164	189

Gain on disposal of assets	(1)	(158)	(5)	(163)

Financing (income) expenses (note 6)	(136)	97	1 206	129

	5 314	7 974	17 420	15 365

(Loss) Earnings before Income Taxes	(1 069)	2 124	(5 419)	4 130

Income Tax (Recovery) Expense

Current	(364)	395	(669)	928

Deferred	(91)	(1 000)	(611)	(997)

	(455)	(605)	(1 280)	(69)

Net (Loss) Earnings	(614)	2 729	(4 139)	4 199

Other Comprehensive Loss

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	(109)	(80)	132	(148)

Items That Will Not be Reclassified to Earnings:

Actuarial loss on employee retirement benefit plans, net of income taxes	(412)	(177)	(399)	(313)

Other Comprehensive Loss	(521)	(257)	(267)	(461)

Total Comprehensive (Loss) Income	(1 135)	2 472	(4 406)	3 738

Per Common Share (dollars) (note 7)

Net (loss) earnings – basic	(0.40)	1.74	(2.71)	2.67

Net (loss) earnings – diluted	(0.40)	1.74	(2.71)	2.66

Cash dividends	0.21	0.42	0.68	0.84

See accompanying notes to the condensed interim consolidated financial statements.
48 2020 SECOND QUARTER Suncor Energy Inc.

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	June 30 2020	December 31 2019

Assets

Current assets

Cash and cash equivalents	1 846	1 960

Accounts receivable	2 656	4 052

Inventories (note 10)	3 228	3 761

Income taxes receivable	646	133

Total current assets	8 376	9 906

Property, plant and equipment, net (note 11)	68 514	72 640

Exploration and evaluation	2 484	2 428

Other assets	1 242	1 194

Goodwill and other intangible assets	3 057	3 058

Deferred income taxes	156	209

Total assets	83 829	89 435

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	3 018	2 155

Current portion of long-term lease liabilities	288	310

Accounts payable and accrued liabilities	4 161	6 555

Current portion of provisions	634	631

Income taxes payable	97	886

Total current liabilities	8 198	10 537

Long-term debt	15 969	12 884

Long-term lease liabilities	2 605	2 621

Other long-term liabilities	2 993	2 499

Provisions (note 12)	8 169	8 676

Deferred income taxes	9 379	10 176

Equity	36 516	42 042

Total liabilities and shareholders' equity	83 829	89 435

See accompanying notes to the condensed interim consolidated financial statements.
2020 SECOND QUARTER Suncor Energy Inc. 49

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019

Operating Activities

Net (Loss) Earnings	(614)	2 729	(4 139)	4 199

Adjustments for:

Depreciation, depletion, amortization and impairment (note 11)	1 522	1 513	5 668	2 975

Deferred income tax recovery	(91)	(1 000)	(611)	(997)

Accretion (note 6)	69	68	138	139

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (note 6)	(499)	(231)	597	(511)

Change in fair value of financial instruments and inventory	27	76	152	148

Gain on disposal of assets	(1)	(158)	(5)	(163)

Share-based compensation	37	24	(289)	(85)

Exploration	10	37	80	39

Settlement of decommissioning and restoration liabilities	(38)	(76)	(144)	(190)

Other	66	23	42	36

(Increase) decrease in non-cash working capital	(1 256)	428	(873)	(609)

Cash flow (used in) provided by operating activities	(768)	3 433	616	4 981

Investing Activities

Capital and exploration expenditures	(698)	(1 364)	(2 018)	(2 267)

Proceeds from disposal of assets	2	159	7	166

Other investments	(66)	(42)	(87)	(99)

(Increase) decrease in non-cash working capital	(364)	28	(544)	(6)

Cash flow used in investing activities	(1 126)	(1 219)	(2 642)	(2 206)

Financing Activities

Net (decrease) increase in short-term debt	(662)	(1 281)	724	(955)

Net increase in long-term debt	2 634	557	2 634	557

Lease liability payments	(89)	(72)	(171)	(142)

Issuance of common shares under share option plans	—	6	29	41

Repurchase of common shares (note 8)	—	(552)	(307)	(1 066)

Distributions relating to non-controlling interest	(3)	(2)	(5)	(4)

Dividends paid on common shares	(320)	(658)	(1 029)	(1 320)

Cash flow provided by (used in) financing activities	1 560	(2 002)	1 875	(2 889)

(Decrease) Increase in Cash and Cash Equivalents	(334)	212	(151)	(114)

Effect of foreign exchange on cash and cash equivalents	(46)	(26)	37	(46)

Cash and cash equivalents at beginning of period	2 226	1 875	1 960	2 221

Cash and Cash Equivalents at End of Period	1 846	2 061	1 846	2 061

Supplementary Cash Flow Information

Interest paid	361	352	508	506

Income taxes (received) paid	(173)	282	578	398

See accompanying notes to the condensed interim consolidated financial statements.
50 2020 SECOND QUARTER Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2018	25 910	540	1 076	16 479	44 005	1 584 484

Adoption of IFRS 16 impact	—	—	—	14	14	—

At January 1, 2019, adjusted	25 910	540	1 076	16 493	44 019	1 584 484

Net earnings	—	—	—	4 199	4 199	—

Foreign currency translation adjustment	—	—	(148)	—	(148)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $107	—	—	—	(313)	(313)	—

Total comprehensive (loss) income	—	—	(148)	3 886	3 738	—

Issued under share option plans	53	(11)	—	—	42	1 197

Repurchase of common shares for cancellation (note 8)	(406)	—	—	(660)	(1 066)	(24 952)

Change in liability for share repurchase commitment	30	—	—	33	63	—

Share-based compensation	—	33	—	—	33	—

Dividends paid on common shares	—	—	—	(1 320)	(1 320)	—

At June 30, 2019	25 587	562	928	18 432	45 509	1 560 729

At December 31, 2019	25 167	566	899	15 410	42 042	1 531 874

Net loss	—	—	—	(4 139)	(4 139)	—

Foreign currency translation adjustment	—	—	132	—	132	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $124	—	—	—	(399)	(399)	—

Total comprehensive income (loss)	—	—	132	(4 538)	(4 406)	—

Issued under share option plans	36	(7)	—	—	29	804

Repurchase of common shares for cancellation (note 8)	(124)	—	—	(183)	(307)	(7 527)

Change in liability for share repurchase commitment	65	—	—	103	168	—

Share-based compensation	—	19	—	—	19	—

Dividends paid on common shares	—	—	—	(1 029)	(1 029)	—

At June 30, 2020	25 144	578	1 031	9 763	36 516	1 525 151

See accompanying notes to the condensed interim consolidated financial statements.
2020 SECOND QUARTER Suncor Energy Inc. 51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta. The company is focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, the company explores for, acquires, develops, produces and markets crude oil in Canada and internationally, transports and refines crude oil, and markets petroleum and petrochemical products primarily in Canada. The company also operates a renewable energy business and conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements of the company for the year ended December 31, 2019.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2019.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2019.

On January 30, 2020, the World Health Organization declared the Coronavirus disease (COVID-19) outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have caused significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management's estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant financial statement note.

Market conditions have improved over the course of the second quarter of 2020 as nations began easing lockdown restrictions; however, the COVID-19 pandemic continues to present challenges to our operations and business environment. Management cannot reasonably estimate the length or severity of this pandemic but continues to monitor its impact on our operations.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

52 2020 SECOND QUARTER Suncor Energy Inc.

(f) Government Grants

Government grants are recognized when the company has reasonable assurance that it has complied with the relevant conditions of the grant and that it will be received. The company recognizes the grant against the financial statement line item that it is intended to compensate, or to other income if the grant is recognized in a different period than the underlying transaction.

(g) Adoption of New IFRS Standards

Definition of a Business

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3). The amendments narrowed and clarified the definition of a business. The amendments include an election to use a concentration test. This is a simplified assessment that results in treatment of an acquisition as an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If an election to use a concentration test is not made, or the test failed, then the assessment focuses on the existence of a substantive process. One important distinction is that "goodwill" can only be recognized as a result of acquiring a business, but not as a result of an asset acquisition. The company adopted the amendments prospectively on the effective date of January 1, 2020, and there was no impact to the company's consolidated financial statements as a result of the initial application.

2020 SECOND QUARTER Suncor Energy Inc. 53

3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Revenues and Other Income

Gross revenues	1 215	3 985	293	994	2 737	5 592	6	6	4 251	10 577

Intersegment revenues	437	1 155	—	—	22	34	(459)	(1 189)	—	—

Less: Royalties	(16)	(341)	(6)	(165)	—	—	—	—	(22)	(506)

Operating revenues, net of royalties	1 636	4 799	287	829	2 759	5 626	(453)	(1 183)	4 229	10 071

Other income (loss)	23	1	24	9	(26)	14	(5)	3	16	27

	1 659	4 800	311	838	2 733	5 640	(458)	(1 180)	4 245	10 098

Expenses

Purchases of crude oil and products	91	404	—	—	1 701	3 979	(373)	(1 097)	1 419	3 286

Operating, selling and general	1 528	2 060	111	114	417	530	100	95	2 156	2 799

Transportation	272	326	33	21	34	27	(10)	(13)	329	361

Depreciation, depletion, amortization and impairment	1 065	1 060	223	235	214	200	20	18	1 522	1 513

Exploration	1	10	24	66	—	—	—	—	25	76

Loss (gain) on disposal of assets	1	(6)	—	(151)	(1)	(1)	(1)	—	(1)	(158)

Financing expenses (income)	92	74	14	14	15	14	(257)	(5)	(136)	97

	3 050	3 928	405	299	2 380	4 749	(521)	(1 002)	5 314	7 974

(Loss) Earnings before Income Taxes	(1 391)	872	(94)	539	353	891	63	(178)	(1 069)	2 124

Income Tax (Recovery) Expense

Current	(314)	108	(19)	172	57	192	(88)	(77)	(364)	395

Deferred	(58)	(797)	(24)	(89)	27	(66)	(36)	(48)	(91)	(1 000)

	(372)	(689)	(43)	83	84	126	(124)	(125)	(455)	(605)

Net (Loss) Earnings	(1 019)	1 561	(51)	456	269	765	187	(53)	(614)	2 729

Capital and Exploration Expenditures	437	856	131	268	86	220	44	20	698	1 364

54 2020 SECOND QUARTER Suncor Energy Inc.

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Revenues and Other Income

Gross revenues	3 542	7 204	832	1 931	7 300	10 782	15	14	11 689	19 931

Intersegment revenues	1 427	2 117	—	—	46	48	(1 473)	(2 165)	—	—

Less: Royalties	(41)	(539)	(28)	(338)	—	—	—	—	(69)	(877)

Operating revenues, net of royalties	4 928	8 782	804	1 593	7 346	10 830	(1 458)	(2 151)	11 620	19 054

Other income (loss)	271	11	57	395	60	29	(7)	6	381	441

	5 199	8 793	861	1 988	7 406	10 859	(1 465)	(2 145)	12 001	19 495

Expenses

Purchases of crude oil and products	498	677	—	—	5 659	7 043	(1 558)	(1 813)	4 599	5 907

Operating, selling and general	3 780	4 033	244	262	928	1 066	171	270	5 123	5 631

Transportation	561	624	56	40	70	56	(22)	(23)	665	697

Depreciation, depletion, amortization and impairment	4 130	2 052	1 051	482	446	403	41	38	5 668	2 975

Exploration	58	112	106	77	—	—	—	—	164	189

Gain on disposal of assets	—	(10)	—	(151)	(4)	(2)	(1)	—	(5)	(163)

Financing expenses (income)	173	143	17	28	15	27	1 001	(69)	1 206	129

	9 200	7 631	1 474	738	7 114	8 593	(368)	(1 597)	17 420	15 365

(Loss) Earnings before Income Taxes	(4 001)	1 162	(613)	1 250	292	2 266	(1 097)	(548)	(5 419)	4 130

Income Tax (Recovery) Expense

Current	(527)	149	17	424	61	553	(220)	(198)	(669)	928

Deferred	(502)	(737)	(152)	(122)	17	(61)	26	(77)	(611)	(997)

	(1 029)	(588)	(135)	302	78	492	(194)	(275)	(1 280)	(69)

Net (Loss) Earnings	(2 972)	1 750	(478)	948	214	1 774	(903)	(273)	(4 139)	4 199

Capital and Exploration Expenditures	1 447	1 440	310	496	178	302	83	29	2 018	2 267

2020 SECOND QUARTER Suncor Energy Inc. 55

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

Three months ended June 30	2020			2019
($ millions)	North America	International	Total	North America	International	Total

Oil Sands(1)

SCO and diesel	1 312	—	1 312	3 699	—	3 699

Bitumen	340	—	340	1 441	—	1 441

	1 652	—	1 652	5 140	—	5 140

Exploration and Production

Crude oil and natural gas liquids	160	132	292	507	486	993

Natural gas	—	1	1	—	1	1

	160	133	293	507	487	994

Refining and Marketing

Gasoline	1 132	—	1 132	2 660	—	2 660

Distillate	1 148	—	1 148	2 255	—	2 255

Other	479	—	479	711	—	711

	2 759	—	2 759	5 626	—	5 626

Corporate and Eliminations

	(453)	—	(453)	(1 183)	—	(1 183)

Total Revenue from Contracts with Customers	4 118	133	4 251	10 090	487	10 577

(1)
Prior period amounts have been reclassified to conform with current period presentation.

Six months ended June 30	2020			2019
($ millions)	North America	International	Total	North America	International	Total

Oil Sands(1)

SCO and diesel	4 091	—	4 091	7 040	—	7 040

Bitumen	878	—	878	2 281	—	2 281

	4 969	—	4 969	9 321	—	9 321

Exploration and Production

Crude oil and natural gas liquids	479	351	830	998	930	1 928

Natural gas	—	2	2	—	3	3

	479	353	832	998	933	1 931

Refining and Marketing

Gasoline	3 026	—	3 026	4 766	—	4 766

Distillate	3 264	—	3 264	4 638	—	4 638

Other	1 056	—	1 056	1 426	—	1 426

	7 346	—	7 346	10 830	—	10 830

Corporate and Eliminations

	(1 458)	—	(1 458)	(2 151)	—	(2 151)

Total Revenue from Contracts with Customers	11 336	353	11 689	18 998	933	19 931

(1)
Prior period amounts have been reclassified to conform with current period presentation.
56 2020 SECOND QUARTER Suncor Energy Inc.

4. OTHER INCOME

Other income consists of the following:

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019

Energy trading activities

(Losses) gains recognized in earnings	(69)	15	167	110

Gains (losses) on inventory valuation	87	(12)	(10)	(35)

Short-term commodity risk management	(86)	11	99	(46)

Investment and interest income	13	—	49	50

Insurance proceeds(1)	49	34	49	397

Other	22	(21)	27	(35)

	16	27	381	441

(1)
Three months ended June 30, 2020 and June 30, 2019 include insurance proceeds for MacKay River and Syncrude, respectively, within the Oil Sands segment, and six months ended June 30, 2019 includes insurance proceeds for Libyan assets within the Exploration and Production segment.

5. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense (recovery) for all plans recorded within Operating, Selling and General expense:

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019

Equity-settled plans	6	9	19	33

Cash-settled plans	31	15	(69)	153

	37	24	(50)	186

6. FINANCING (INCOME) EXPENSES

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019

Interest on debt	225	202	441	412

Interest on lease liabilities	42	43	84	88

Capitalized interest	(27)	(28)	(65)	(56)

Interest expense	240	217	460	444

Interest on partnership liability	13	14	26	28

Interest on pension and other post-retirement benefits	13	15	27	30

Accretion	69	68	138	139

Foreign exchange (gain) loss on U.S. dollar denominated debt	(499)	(231)	597	(511)

Operational foreign exchange and other	28	14	(42)	(1)

	(136)	97	1 206	129

2020 SECOND QUARTER Suncor Energy Inc. 57

The company issued $1.25 billion of senior unsecured Series 7 Medium Term Notes maturing on April 9, 2030 during the second quarter of 2020. The Series 7 Medium Term Notes have a coupon of 5.00% and were priced at $99.697 per $100 principal amount for an effective yield of 5.039%. Interest on the Series 7 Medium Term Notes is paid semi-annually.

During the second quarter of 2020, the company issued US$450 million of senior unsecured notes maturing on May 15, 2023. The notes have a coupon of 2.80% and were priced at US$99.903 per US$100 principal amount for an effective yield of 2.834%. The company also issued US$550 million of senior unsecured notes maturing on May 15, 2025. The notes have a coupon of 3.10% and were priced at US$99.949 per US$100 principal amount for an effective yield of 3.111%. Interest on the 2.80% and 3.10% notes is paid semi-annually.

The company secured an additional $2.5 billion and $300 million of credit facilities in the first and second quarters of 2020, respectively, with its key banking partners under new credit agreements. These agreements have the same terms and covenants as our existing credit facilities.

7. (LOSS) EARNINGS PER COMMON SHARE

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019

Net (loss) earnings	(614)	2 729	(4 139)	4 199

(millions of common shares)

Weighted average number of common shares	1 525	1 569	1 527	1 574

Dilutive securities:

Effect of share options	—	3	—	3

Weighted average number of diluted common shares	1 525	1 572	1 527	1 577

(dollars per common share)

Basic (loss) earnings per share	(0.40)	1.74	(2.71)	2.67

Diluted (loss) earnings per share	(0.40)	1.74	(2.71)	2.66

8. NORMAL COURSE ISSUER BID

On May 1, 2019, the company announced its intention to renew its existing normal course issuer bid (the 2019 NCIB) to continue to repurchase shares under its previously announced buyback program through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2019 NCIB, the company was permitted to purchase for cancellation up to 50,252,231 of its common shares between May 6, 2019 and May 5, 2020. On December 23, 2019, Suncor announced an amendment to the 2019 NCIB, effective as of December 30, 2019, which allowed the company to increase the maximum number of common shares that could have been repurchased between May 6, 2019 and May 5, 2020 to 78,549,178. The COVID-19 pandemic has created significant uncertainly in the business environment and, consistent with our capital allocation strategy, the share buyback program has been suspended.

58 2020 SECOND QUARTER Suncor Energy Inc.

The following table summarizes the share repurchase activities during the period:

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2020	2019	2020	2019

Share repurchase activities (thousands of common shares)

Shares repurchased	—	13 001	7 527	24 952

Amounts charged to

Share capital	—	213	124	406

Retained earnings	—	339	183	660

Share repurchase cost	—	552	307	1 066

9. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, short-term commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	Total

Fair value outstanding at December 31, 2019	(39)

Cash Settlements – received during the year	(363)

Changes in fair value recognized in earnings during the year	266

Fair value outstanding at June 30, 2020	(136)

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at June 30, 2020, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

2020 SECOND QUARTER Suncor Energy Inc. 59

The following table presents the company's non-designated derivative financial instruments measured at fair value for each hierarchy level as at June 30, 2020:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	74	71	—	145

Accounts payable	(140)	(141)	—	(281)

	(66)	(70)	—	(136)

During the second quarter of 2020, there were no transfers between Level 1 and Level 2 fair value measurements.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced credit downgrades due to the COVID-19 pandemic, Suncor has not been significantly affected as the majority of Suncor's customers are large and established downstream companies with investment grade credit ratings.

Non-Derivative Financial Instruments

At June 30, 2020, the carrying value of fixed-term debt accounted for under amortized cost was $16.0 billion (December 31, 2019 – $12.9 billion) and the fair value was $18.7 billion (December 31, 2019 – $16.1 billion). The increase in carrying value and fair value of debt is mainly due to issuance of new debt during the second quarter of this year. The estimated fair value of long-term debt is based on pricing sourced from market data.

10. INVENTORIES

($ millions)	June 30 2020	December 31 2019

Crude Oil(1)	1 350	1 689

Refined products	1 030	1 290

Materials, supplies and merchandise	848	782

	3 228	3 761

(1)
Includes $219 million of inventories held for trading purposes (December 31, 2019 – $210 million) which are measured at fair value less costs of disposal based on Level 1 and Level 2 fair value inputs.

As a result of lower crude oil and refined products prices, the company recorded a $61 million ($45 million after-tax) write-down of crude oil inventories to their respective net realizable values during the three months ended June 30, 2020 within purchases of crude oil products, operating, selling and general, and depreciation, depletion, amortization and impairment expenses.

At March 31, 2020, the company recorded a hydrocarbon inventory write-down to net realizable value of $536 million ($397 million after-tax) which was subsequently sold in the second quarter.

11. ASSET IMPAIRMENT

The COVID-19 pandemic has resulted in a significant decrease in global demand for crude oil and commodity prices. In response, the company announced plans to reduce capital and operating costs. As a result of these events, the company performed asset impairment tests on certain cash generating units (CGUs) in its Oil Sands and Exploration and Production segments as at March 31, 2020 as the recoverable amounts of these CGUs were most sensitive to the combined reduction in crude oil prices and changes to their respective capital and operating plans. The impairment tests were performed using

60 2020 SECOND QUARTER Suncor Energy Inc.

recoverable amounts based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs):

Oil Sands

During the first quarter of 2020, the company recorded an impairment of $1.38 billion (net of taxes of $0.44 billion) on its share of the Fort Hills project in the Oil Sands segment using the following asset-specific assumptions:

•
WCS price forecast of US$9.00/bbl for the remainder of 2020, US$13.60/bbl in 2021, US$32.00/bbl in 2022, US$51.55/bbl in 2023 and US$52.90/bbl in 2024, escalating at 2% per year thereafter over the life of the project up to 2061, adjusted for asset-specific location and quality differentials;

•
the company's share of production of 47,000 bbls/d while the Fort Hills project operates on one primary extraction train for the remainder of 2020 through to 2021, and ramping up to two primary extraction trains during 2022 and then ranging from 96,000 to 106,000 bbls/d over the remaining life of the project;

•
cash operating costs averaging $32.00/bbl to $37.00/bbl while the Fort Hills project operates on one primary extraction train for the remainder of 2020 through to 2021, and ranging from $22.00/bbl to $24.00/bbl thereafter, as the project returns to two primary extraction trains over the remaining life of the project (expressed in real dollars). Cash operating costs reflect operating, selling and general expense adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue; and

•
risk-adjusted discount rate of 7.5% (after-tax).

The recoverable amount of the Fort Hills CGU was $6.4 billion as at March 31, 2020. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company's share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company's share of the Fort Hills assets.

Exploration and Production

During the first quarter of 2020, the company recorded an impairment of $285 million (net of taxes of $93 million) on its share of the Terra Nova assets and $137 million (net of taxes of $45 million) on its share of the White Rose assets in the Exploration and Production segment using the following asset-specific assumptions:

Terra Nova assets:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2031 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 6,200 bbls/d over the life of the project, including the benefit of the asset life extension project; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU was $24 million as at March 31, 2020.

White Rose assets:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2036 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 9,800 bbls/d over the life of the project;

•
the company's share of future capital expenditures of $1.435 billion, including the West White Rose expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the White Rose CGU was $185 million as at March 31, 2020. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $83 million (after-tax) on the company's share of the White Rose assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $45 million (after-tax) on the company's share of the White Rose assets.

No indicators of impairment were identified as at June 30, 2020.

12. PROVISIONS

Suncor's decommissioning and restoration provision decreased by $526 million for the six months ended June 30, 2020. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 3.60% (December 31, 2019 – 3.30%).

2020 SECOND QUARTER Suncor Energy Inc. 61

QuickLinks

EXHIBIT 99.3